Exhibit 99.1

SGOCO Group, Ltd. Announces 2017 Unaudited Interim Financial Results

Hong Kong, December 1, 2017 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display, computer and virtual reality (“VR”) product markets, as well as energy saving products and services, today announced its unaudited operating results for the six months ended June 30, 2017.

2017 Interim Results Overview

Interim revenues decreased 99.6% to $0.02 million for the first six months of this year (the “1H 2017”), as compared to $4.7 million for the first six months of 2016.

Gross profit decreased by 98.9% to $0.01 million in the 1H 2017, from $0.2 million for the same period in 2016.

Net loss for the 1H 2017 was $2.4 million, compared to net loss of $2.7 million during the same period in 2016.

Basic and diluted loss per share was $0.24 for the 1H 2017, as compared to $0.42 loss per share in the same period in 2016.

Revenue

Our total revenues decreased by 99.6% to $0.02 million for the 1H 2017, as compared to $4.7 million for the first six months of 2016.

Cost of Goods Sold

Cost of goods sold decreased by 99.7% to $0.02 million in the 1H of 2017 from $4.5 million in the same period of 2016. The decrease was consistent with the decrease in revenue.

Gross margin

In 1H 2017, the gross profit of the Company decreased by 98.9% to $0.01 million from $0.2 million in the same period of 2016. The overall gross margin for the 1H 2017 was 11.8%, as compared with 4.0% during the same period of 2016.

Operating loss and expenses

The Company recorded a $2.9 million operating loss in the 1H 2017, as compared to an operating loss of $1.3 million in the first six months of 2016. Operating expenses in the 1H 2017 increased by 99.5% to $2.9 million, compared to operating expenses of $1.5 million in the first six months of 2016. The increase in general and administrative expenses was mainly due to an increase in employee share-based compensation and amortization of intangible assets of our recently acquired subsidiaries.

Net loss and loss per share

Net loss for the 1H 2017 was $2.4 million, compared to a net loss of $2.7 million for the same period in 2016. Basic and diluted loss per share was $0.24 in the 1H 2017 based on a weighted average number of outstanding ordinary shares of 10,312,893, as compared to basic and diluted loss per share of $0.42 based on a weighted average number of outstanding ordinary shares of 6,476,467 for the first half of 2016.

Cash and working capital

SGOCO held $0.1 million cash and cash equivalents as of June 30, 2017, compared to $0.03 million as of December 31, 2016. Working capital decreased to a negative of $0.8 million as of June 30, 2017 from a negative of $0.7 million as of December 31, 2016.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display, computer and visual reality (“VR”) product markets as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2386 3328

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2017	2016
REVENUES:
Revenues	17	4,678

COST OF GOODS SOLD:
Cost of goods sold	15	4,489

GROSS PROFIT	2	189

OPERATING EXPENSES:
Selling expenses	1	39
General and administrative expenses	2,935	1,433
Total operating expenses	2,936	1,472

LOSS FROM OPERATIONS	(2,934)	(1,283)

OTHER INCOME (EXPENSES):
Interest income	132	-
Interest expense	-	(9)
Other expense, net	18	(16)
Change in fair value of warrant derivative liability	81	-
Loss on change in fair value of convertible notes	-	(1,500)
Total other income (expenses), net	231	(1,525)

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,703)	(2,808)

INCOME TAX CREDIT	269	105

NET LOSS	(2,434)	(2,703)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	381	(668)

COMPREHENSIVE LOSS	(2,053)	(3,371)

LOSS PER SHARE:
Basic	(0.24)	(0.42)
Diluted	(0.24)	(0.42)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	10,312,893	6,476,467
Diluted	10,312,893	6,476,467

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	June 30,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS
Cash	101	29
Accounts receivable, trade	9	119
Other receivables and prepayments	27	6,459
Advances to suppliers	23	-
Total current assets	160	6,607

DEPOSITS FOR ACQUISITION OF SUBSIDIARIES	-	31,866
PLANT AND EQUIPMENT, NET	3	5
INTANGIBLE ASSETS, NET	43,897	25,290
GOODWILL	56,734	36,504

Total assets	100,794	100,272

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	227	222
Other loan - secured	348	342
Other payables and accrued liabilities	345	465
Customer deposits	50	-
Taxes payable	-	6,241
Total current liabilities	970	7,270
LONG-TERM LIABILITIES
Warrant derivative liability	449	-
Non-current Deferred tax liability	10,974	6,323
Total liabilities	12,393	13,593

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2017 and December 31, 2016
	-	-
Common stock, $0.004 par value, 50,000,000 shares authorized,
11,630,072 and 9,387,928 issued and outstanding as of
June 30, 2017 and December 31, 2016, respectively	47	38
Additional paid-in-capital	45,971	42,205
Statutory reserves	-	-
Retained earnings	49,702	52,136
Accumulated other comprehensive income	(7,319)	(7,700)
Total shareholders' equity	88,401	86,679

Total liabilities and shareholders' equity	100,794	100,272

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

(In thousands of U.S. dollars)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,434)	(2,703)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	792	423
Transaction cost from issue of convertible notes	-	44
Deferred income taxes	(269)	(105)
Change in fair value of warrant derivative liability	-	-
Share-based compensation expenses	741	469
Change in fair value of warrant derivative liability	(81)	-
Loss on change in fair value of convertible notes	-	1,500
Change in operating assets
Accounts receivable, trade	111	(4,352)
Other receivables and prepayments	136	2
Inventories	-	17
Advances to suppliers	(23)	86
Change in operating liabilities
Accounts payables, trade	-	4,283
Other payables and accrued liabilities	(190)	63
Customer deposits	49	(217)
Taxes payable	-	130
Net cash used in operating activities	(1,168)	(360)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from acquisition of a subsidiary, net of cash acquired of $1	1	1
Net cash provided by investing activities	1	1

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder loan	-	7
Payments on shareholder loan	-	(75)
Proceeds from shares issuance	1239	(75)
Proceeds from convertible debt	-	298
Net cash provided by financing activities	1239	230

EFFECT OF EXCHANGE RATE ON CASH	-	(1)

(DECREASE) INCREASE IN CASH	72	(130)

CASH, beginning of period	29	345

CASH, end of period	101	215

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES INFORMATION
Receivable from convertible note holders under promissory notes	-	-
Common stock issued on conversion of convertible notes	-	3,674
Common stock issued for acquisition of a subsidiary	2,325	4,080